Term Sheet	Term Sheet to
To prospectus dated October 17, 2007,	Prospectus Supplement
prospectus supplement dated October 17, 2007	Registration Statement No. 333-131159
Dated October 17, 2007
Filed Pursuant to Rule 433

CIT Group Inc.
24,000,000 Equity Units
(Initially Consisting of 24,000,000 Corporate Units)

Company Name:	CIT Group Inc. (“CIT”)
Common Stock Ticker:	NYSE “CIT”
Title of Securities:	Equity Units (initially consisting of Corporate Units)
Registration format:	SEC Registered
Aggregate Offering Amount:	$600 million ($690 million if the underwriters exercise their over-allotment option in full)
Over-allotment Option:	$90 million
Stated Amount per Equity Unit:	$25
Underwriting Discounts and Commissions:	$18 million (excluding underwriters over-allotment option to purchase up to
3,600,000 additional Corporate Units)
Proceeds to CIT:	$582 million (excluding underwriters over-allotment option to purchase up to 3,600,000 additional Corporate Units)
Note Coupon:	7.50%
Contract Adjustment Payment Rate:	0.25% per year of the Stated Amount per Equity Unit ($0.0625 per year per
Stated Amount of an Equity Unit)
Total Distribution Rate:	7.75%
Reference Price:	$34.98 (the last reported sale price of CIT common stock on the NYSE on
October 17, 2007).
Threshold Appreciation Price (the Threshold
Appreciation Price represents appreciation of
approximately 20.07% over the Reference
Price):	$42.00
Minimum Settlement Rate (as defined):	0.5952 shares of CIT common stock (subject to adjustment)
Maximum Settlement Rate (as defined):	0.7147 shares of CIT common stock (subject to adjustment)
Trade Date:	October 17, 2007
Offering Settlement Date:	October 23, 2007
Purchase Contract Settlement Date:	November 17, 2010
Note Maturity Date:	November 15, 2015
Note Coupon and Contract Adjustment
Payment Dates:	February 17, May 17, August 17 and November 17
First Note Coupon and Contract Adjustment
Payment Date:	February 17, 2008
Estimated Net Proceeds to CIT from this
Offering:	The net proceeds from the sale of Equity Units in this offering will be approximately $581.4 million (approximately $668.7 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by CIT.
Use of Proceeds:	CIT intends to use substantially all of the net proceeds from this offering for general corporate purposes.
Listing:	CIT will apply for listing of the Corporate Units on the New York Stock
Exchange under the symbol “CIT PrZ.” CIT expects trading of the
Corporate Units on the New York Stock Exchange to commence within 30 days of the initial delivery of the Corporate Units.
CUSIP for the Corporate Units:	125581 405

ISIN for the Corporate Units:	US1255814055
CUSIP for the Treasury Units:	125581 504
ISIN for the Treasury Units:	US1255815045
CUSIP for the Notes:	125581 FQ6
ISIN for the Notes:	US125581FQ64
Underwriters:	Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are
the joint bookrunners for the offering and Banc of America Securities LLC,
Goldman, Sachs & Co. and Lehman Brothers Inc. are co-managers.
Applicable Ownership Interest:	Applicable ownership interest means, with respect to a Corporate Unit and the U.S. Treasury securities in the Treasury portfolio,

(1) a 1/40, or 2.5%, undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof)
included in the Treasury portfolio that matures on or prior to November 15,
2010 (the second business day prior to the purchase contract settlement date), and

(2) for each scheduled interest payment date on the Notes after the date of a special event redemption and on or before the purchase contract settlement date a 0.046875% undivided beneficial ownership interest in $1,000 face amount of U.S. Treasury securities (or principal or interest strips thereof)
included in the Treasury portfolio that mature on or prior to the business day immediately preceding such payment date.
Treasury portfolio:	If the Treasury portfolio has replaced the Notes as a component of the
Corporate Units, holders of Corporate Units may substitute Treasury securities for the applicable ownership interests in the Treasury portfolio only in multiples of 6,400 Corporate Units.
Recreating Corporate Units:	If the Treasury portfolio has replaced the Notes as a component of the
Corporate Units, holders of Treasury Units will have to deposit integral multiples of 6,400 Treasury Units and must deposit 6,400 applicable ownership interests in the Treasury portfolio with the collateral agent, which must be purchased in the open market at the expense of the Treasury Unit holder, unless otherwise owned by the holder.
Early Settlement:	If the Treasury portfolio has replaced the Notes as a component of the
Corporate Units, holders of Corporate Units may settle early only in integral multiples of 6,400 Corporate Units prior to 5:00 p.m., New York City time, on the second business day immediately preceding the purchase contract settlement date.
Early Settlement Upon Cash Merger:	The following table sets forth the Stock Price, Effective Date and an amount of make-whole shares issuable upon the exercise of a merger early settlement right:

	Stock Price on Effective Date
	$10.00	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$80.00	$100.00	$125.00	$150.00
Effective Date
October 17, 2007	0.3197	0.1976	0.1219	0.0679	0.0285	0.0003	0.0687	0.0831	0.0717	0.0630	0.0562	0.0398	0.0311	0.0243	0.0197
November 17, 2008	0.2066	0.1300	0.0788	0.0366	0.0021	0.0000	0.0456	0.0612	0.0511	0.0437	0.0383	0.0264	0.0205	0.0159	0.0129
November 17, 2009	0.0986	0.0642	0.0409	0.0144	0.0000	0.0000	0.0255	0.0401	0.0302	0.0239	0.0199	0.0130	0.0100	0.0077	0.0062
November 17, 2010	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

     The exact Stock Price and Effective Date applicable to a cash merger may not be set forth on the table above, in which case:

  if the stock price is between two Stock Price amounts on the table or the Effective Date is between two Effective Dates on the table, the amount of make-whole shares will be determined by a straight-line interpolation between the make-whole share amounts set forth for the higher and lower Stock Price amounts and the two dates, as applicable, based on a 365-day year;

  if the stock price is in excess of $150.00 per share (subject to adjustment), then the make-whole share amount will be zero; and

  if the stock price is less than $10.00 per share (subject to adjustment) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above, if the Effective Date is between two dates on the table.

     The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement (and the supplement thereto) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or Citigroup Global Markets Inc. at 718-765-6732.